

May 2, 2012

Via E-mail
Jennifer M. Grigsby
Senior VP, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      Re: **Chesapeake Energy Corporation**
              Amendment No. 1 to Annual Report on Form 10-K
              Filed April 30, 2012
              Response dated April 30, 2012
              File No. 1-13726

Dear Ms. Grigsby:

     We have reviewed your filing and response letter dated April 30, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Annual Report on Form 10-K

Corporate Governance

Board of Directors

Code of Business Conduct and Ethics, page 4

1. Please clarify your response to prior comment one. We note that the amended code does not indicate the changes made. As such, please confirm that the changes to the code were not substantive in nature, but rather were technical, administrative or non-substantive (see Instruction 1 to Item 5.05 of Form 8-K). Alternatively, if the changes were substantive, explain how you complied with the requirement to "[b]riefly describe the … nature of any amendment" on your website.

Executive Compensation

Stock Ownership

Prohibition of Margining and Derivative or Speculative Transactions, page 29

2. We note your response to prior comment four, including your statement that you "will add such an example in [your] definitive proxy statement." Please provide us with a draft of proposed language.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Connie S. Stamets
Bracewell & Giuliani LLP